SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 28, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 28, 2017.

Buenos Aires, April 28th 2017

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that the Shareholders’ Meeting held on the date hereof approved the distribution of a cash dividend to the shareholders of up to the amount of AR$ 701,475,633.60, which shall represent AR$ 1.20 per share. Such Shareholders’ Meeting further authorized the Board of Directors to make available to the Shareholders, in proportion to their respective shareholdings, the approved cash dividend, upon receipt of the applicable authorization issued by the BCRA (Central Bank of the Republic of Argentina).

The effective payment of the dividend approved on the date hereof is subject to the authorization of the Central Bank of the Republic of Argentina, which has not yet been granted.

The total amount of dividends to be distributed to the Shareholders derives from income for the fiscal year 2012.

The above described distribution is not subject to the 35% withholding provided for in the provisions added after section 69 of the Income Tax Law, since the distributed dividends do not exceed the income determined according to the general rules of such Income Tax Law.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 28, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager